DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

RECD S.E.C.
APR - 5 2006
1088

March 30, 2006

RECD S.E.C.
2006
1088

James P. Beck
Krys Boyle, P.C.
Suite 2700 South Tower
600 Seventeenth Street
Denver, CO 80202-5427

BEST AVAILABLE COPY

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/30/2006

Re: CET Services, Inc.
Incoming letter dated January 26, 2006

Dear Mr. Beck:

This is in response to your letter dated January 26, 2006 concerning the shareholder proposal submitted to CET Services by Michael P. Murphy. We also have received letters from the proponent dated February 21, 2006 and March 10, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

06030850

Sincerely,

Eric Finseth
Attorney-Adviser

PROCESSED
MAY 0 2 2006
THOMSON
FINANCIAL

Enclosures

cc: Michael P. Murphy
P.O. Box 145
Syracuse, NY 13211

KRYS BOYLE, P.C.

ATTORNEYS AT LAW
SUITE 2700 SOUTH TOWER
600 SEVENTEENTH STREET
DENVER, COLORADO 80202-5427

TELEPHONE
(303) 893-2300

FACSIMILE
(303) 893-2882

James P. Beck
jbeck@krysboyle.com
Direct Line (720) 889-2217

January 26, 2006

Via Federal Express

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: CET Services, Inc.
Shareholder Proposal of Michael P. Murphy
Securities Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

We are securities counsel to CET Services, Inc. (the "Company"). This letter is to inform you that the Company intends to omit from its proxy statement and form of proxy for its 2006 Annual Meeting of Stockholders (the "2006 Proxy Materials") a shareholder proposal (the "Proposal") consisting of five recitals and a resolution received from Michael P. Murphy, a shareholder (the "Proponent"). A copy of the Proposal is attached to this letter as Attachment A.

The Proposal states:

> EXECUTIVE OFFICERS shall receive wages of no more than $1,000.00 per week and the same fringe benefits that are offered to all employees.
>
> No other perks including, but not limited to, cash bonuses, autos, golf club memberships, yacht club membership, stock options or any other extra remuneration until the company is profitable for six consecutive years.

The Company hereby respectfully requests that the staff of the Division of Corporation Finance concur in its opinion that the Proposal may be excluded from the Company's 2006 Proxy Materials on the bases set forth below.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and the attachment. Also in accordance with Rule 14a-8(j), a copy of this letter and the attachment is being mailed on this date to the Proponent informing him of the Company's intention to omit the Proposal from the 2006 Proxy Materials. The Company expects to mail its definitive 2006 Proxy Materials on or about April 28, 2006. Accordingly, pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 calendar days before the Company files its definitive 2006 Proxy Materials with the Commission.

The Company believes the Proposal may properly be excluded from the 2006 Proxy Materials pursuant to the following provisions:

1. <u>The Proposal may be excluded under Rule 14a-8(i)(1) because the Proposal is not a proper subject for action by shareholders under California law.</u>

Rule 14a-8(i)(1) allows a company to omit from its proxy materials a proposal that "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." It is our opinion that California corporation law, which applies to the Company, provides that the business and affairs of a corporation shall be managed and all corporate powers shall be exercised by or under the direction of its board of directors. If given effect, the Proposal would substantially impair the Company's Board of Directors ability to exercise its responsibilities with respect to the management of the Company, which includes determining executive compensation as they determine to be in the best interests of the Company. In our opinion, the Proposal is an attempt to take away powers that, under California law, are to be held by the Board.

It should be noted that the language of the Proposal makes it clear that it would be binding on the Company. In this regard, the Note to Rule 14a-8(i)(1) would not apply to the Proposal in that it is not in the form of a recommendation or request to the Board of Directors.

2. <u>The Proposal may be excluded under Rules 14a-8(i)(2) and 14a-8(i)(6) because the Proposal would violate the Company's listing agreement with the American Stock Exchange.</u>

Rule 14a-8(i)(2) allows a company to omit from its proxy materials a proposal that "would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." The Company's common stock is currently listed on the American Stock Exchange (the "Amex"). In order for its common stock to continue to be listed on the Amex, the Company is required to comply with a number of Amex rules including corporate governance rules relating to executive compensation. In particular, Section 805(a) of the Amex Company Guide states:

> (a) Compensation of the chief executive officer of a listed company must be determined, or recommended to the Board for determination, either by a Compensation Committee comprised of independent directors or by a majority of the independent directors on its Board of Directors. The chief executive officer may not be present during voting or deliberations. Compensation for all other officers must be determined, or recommended to the Board for determination, either by such Compensation Committee or a majority of the independent directors on the company's Board of Directors.

The Proposal would prevent the Company's Compensation Committee or Board of Directors from determining the compensation of the executive officers of the Company. As a result, the Proposal would cause the Company to breach the terms of its listing agreement with the Amex, which could result in the Company's common stock being delisting from the Amex.

Under Rule 14a-8(i)(6), a company may also exclude a proposal "if the company would lack the power or authority to implement the proposal." The Division has recognized that proposals that would, if implemented, cause a company to breach existing contracts may be omitted from a company's proxy statement under Rule 14a-8(i)(6). As noted above, if implemented, the Proposal would cause the Company to breach its listing agreement with the Amex. The directors do not have the power or authority to undertake unlawful actions. Because the Company would lack the power or authority to lawfully implement the Proposal, the Proposal is properly excludable in its entirety under Rule 14a-8(i)(6) as well.

For the reasons set forth in this letter, the Company respectfully requests that the staff concur in its opinion that the Proposal may be excluded from the 2006 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this matter. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the staff's final position. Please do not hesitate to call the undersigned at (303) 893-2300 if you should need further assistance in this matter.

Sincerely,

KRYS BOYLE, P.C.

By James P. Beck
James P. Beck

JPB/va

Attachment

cc: CET Services, Inc.
Michael P. Murphy

[Z:\Attys\Beck\CET\CET Letter to SEC re Murphy Proposal.doc]

ATTACHMENT A

Michael P. Murphy
PO Box 145
Syracuse, New York 13211

December 12, 2005

CET Services Inc.
7032 South Revere Parkway
Englewood, Colorado 80112

To Whom It May Concern:

I would like to propose that the following motion be included in the 2006 proxy materials for the 2006 annual shareholders meeting.

SHAREHOLDER MEETING

EXECUTIVE OFFICERS shall receive wages of no more than $1,000.00 per week and the same fringe benefits that are offered to all employees.

No other perks including, but not limited to, cash bonuses, autos, golf club memberships, yacht club membership, stock, options or any other extra remuneration until the company is profitable for six consecutive years.

As a self employed business owner, and shareholder, I realize good profitable business management has a direct affect on my financial rewards.

Sincerely,

Michael P. Murphy
Shareholder

Michael P. Murphy
PO Box 145
Syracuse, New York 13211

February 21, 2006

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: CET Services, Inc.
Request for Inclusion in 2006 proxy material

Ladies and Gentlemen:

The enclosed information relative to my dealings with CET Services, Inc. and erroneous material from their counsel, Krys Boyle, P.C. is provided for your files.

I apologize for the inconvenience caused you by this matter. Hopefully this will be the end of it.

Sincerely,

Michael P. Murphy
Shareholder
CET Services, Inc.

Enclosures

KRYS BOYLE, P.C.
ATTORNEYS AT LAW
SUITE 2700 SOUTH TOWER
600 SEVENTEENTH STREET
DENVER, COLORADO 80202-5427

TELEPHONE
(303) 893-2300

FACSIMILE
(303) 893-2882

James P. Beck
jbeck@krysboyle.com
Direct Line (720) 889-2217

RECEIVED
2006 MAR -2 AM 11:30
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 26, 2006

RECD JAN 31
M Kelly

Via Federal Express

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: CET Services, Inc.
Shareholder Proposal of Robert L. Surdam
Securities Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

We are securities counsel to CET Services, Inc. (the "Company"). This letter is to inform you that the Company intends to omit from its proxy statement and form of proxy for its 2006 Annual Meeting of Stockholders (the "2006 Proxy Materials") a shareholder proposal (the "Proposal") consisting of five recitals and a resolution received from Robert L. Surdam, a shareholder (the "Proponent").

The Proposal requests "a vote to compel the Company to release a copy of the plan filed with the Amex to shareholders." A copy of the Proposal is attached to this letter as Attachment A.

The "plan" referred to in the Proposal is the confidential submission made by the Company to the American Stock Exchange ("Amex") in October 2005 in connection with a notification from the Amex that the Company was not in compliance with the continued listing standards of the Amex. In that notification the Amex requested, and the Company provided, quarterly financial projections and details concerning strategic initiatives for the 18 month period following the date of the notification. That information was included in the submission. By letter dated October 31, 2005, the Amex notified the Company that based on the submission the Amex had determined that the Company had reasonably demonstrated its ability to regain compliance with the continued listing standards within the time period permitted.

The Company hereby respectfully requests that the staff of the Division of Corporation Finance concur in its opinion that the Proposal may be excluded from the Company's 2006 Proxy Materials on the bases set forth below.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and the attachment. Also in accordance with Rule 14a-8(j), a copy of this letter and the attachment is being mailed on this date to the Proponent informing him of the Company's intention to omit the Proposal from the 2006 Proxy Materials. The Company expects to mail its definitive 2006 Proxy Materials on or about April 28, 2006. Accordingly, pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 calendar days before the Company files its definitive 2006 Proxy Materials with the Commission.

The Company believes the Proposal may properly be excluded from the 2006 Proxy Materials pursuant to the following provisions:

1. <u>The Proposal may be excluded under Rule 14a-8(i)(1) because the Proposal is not a proper subject for action by shareholders under California law.</u>

Rule 14a-8(i)(1) allows a company to omit from its proxy materials a proposal that "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." It is our opinion that California corporation law, which applies to the Company, only gives shareholders the right to inspect a company's accounting books and records and minutes on written demand made to the corporation. The proposal would, if implemented, allow shareholders to view records beyond those which they would be permitted to inspect under California law. As a result, the proposal would be contrary to California law by expanding shareholder inspection rights.

The Proposal is not in the form of a recommendation or request to the Board of Directors that the information be released, but instead would force the Company to release a copy of the plan to the Company's shareholders. As a result, the Note to Rule 14a-8(i)(1) would not apply because the Proposal is not in the form of a recommendation or request.

2. <u>The Proposal may be excluded under Rule 14a-8(i)(4) because the Proposal relates to the redress of a personal claim or grievance against the Company.</u>

Rule 14a-8(i)(1) allows a company to omit from its proxy materials a proposal that "relates to the redress of a personal claim or grievance against the company or any other person." In his letter, Mr. Surdam makes it clear that he has a personal grievance with the Company over the fact that the Company did not give him the documents he requested and for other reasons. He calls the Company's refusal an example of "the Managements contempt and utter disregard of their shareholders, and only shows further evidence of the obfuscatory manner they use in running the Company, and its businesses." We believe that this statement further demonstrates that the Proposal is intended to redress what he perceives as a grievance against the Company.

Mr. Surdam's request for the documents was turned down by the Company because, as discussed above, they included non-public forecasts and other confidential information provided to the Amex. A release of the information could have caused the Company to violate Regulation FD, or otherwise exposed the Company to additional liability and possibly harmed its operations.

The Proposal is an attempt by Mr. Surdam to force the Company to allow him to inspect records which he is not entitled to view and which could cause the Company to incur harm. This represents a personal grievance that should be excluded from the Company's proxy materials.

3. <u>The Proposal may be excluded under Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations.</u>

Rule 14a-8(i)(7) allows a company to omit from its proxy materials a proposal that "deals with a matter relating to the company's ordinary business operations." The information contained in the Company's plan submitted in the confidential submission to the Amex includes internal projections and other non-public internal information about the Company's operations. The Company does not publicly disclose internal management forecasts of the type provided to the Amex. These forecasts were not prepared with a view toward public disclosure. In addition, these forecasts were based upon numerous variables and assumptions that are inherently uncertain.

If the Company were forced to allow shareholders to view the documents submitted to the Amex, the Company could be exposed to potential liability under applicable securities laws. In addition, the disclosure could have an adverse impact on its ability to undertake the planned projects and jeopardize its competitive position in its local market. The plan provided to the Amex includes specific information about a project that has not yet been fully negotiated with a third party. If, as a result of the release of the information to shareholders, that party has access to the information prior to the completion of negotiations, the Company's ability to obtain the best possible terms could be adversely affected.

The Commission's staff has generally allowed companies to exclude proposals regarding day-to-day operations unless significant policy issues related to operational matters are implicated. The Company believes that the Proposal deals with the Company's ordinary business operations and may be excluded from the Company's proxy materials.

4. <u>The Proposal may be excluded under Rule 14a-8(i)(3) because the Proposal is contrary to the Commission's proxy rules because it contains false and misleading statements.</u>

Rule 14a-8(i)(3) and Rule 14a-9 permit the exclusion of shareholder proposals that contain false and misleading statements. The Proposal contains a number of false and misleading statements, including the following:

(a) The statement that the Company's refusal to provide Mr. Surdam with the requested documents "was incorrect and in direct contradiction of 'material facts' and 'blue skies' laws." Mr. Surdam provides no basis for the statements that the Company's refusal to provide him with the documents was a violation of any law. It is the Company's position that the refusal to provide the documents was intended to avoid a violation of law.

(b) The statement that the "denial is another example of the managements contempt and utter disregard of their shareholders, and only shows further evidence of the obfuscatory manner they use in running the company and its businesses." These inflamatory statements by Mr. Surdam are not supported by any facts. The Company considers them to be completely false. They are clearly intended to impugn the Company's management in an attempt to resolve a personal grievance.

Because the Proposal includes the false and misleading statements described above, we believe that the Proposal may properly be excluded from the 2006 Proxy Materials.

For the reasons set forth in this letter, the Company respectfully requests that the staff concur in its opinion that the Proposal may be excluded from the 2006 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this matter. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the staff's final position. Please do not hesitate to call the undersigned at (303) 893-2300 if you should need further assistance in this matter.

Sincerely,

KRYS BOYLE, P.C.

By James P. Beck
James P. Beck

JPB/va

Attachment

cc: CET Services, Inc.
Robert L. Surdam

[Z:\Attys\Beck\CET\CET Letter to SEC re Surdam Proposal (v2).doc]

ATTACHMENT A

DEC 13TH 2005
104 MEADOW DR
ELBRIDGE N.Y 13060

DEAR SIRS:

AS A DIRECT RESULT OF MANAGEMENTS DIRECTION, THE AMEX THREATENED TO DELIST ENV ("THE COMPANY") BECAUSE THE COMPANY WAS NOT IN COMPLIANCE WITH AMEX REGULATIONS.

MANAGEMENT WAS FACED WITH A DECISION, BE DELISTED OR FILE A PLAN TO RETURN TO COMPLIANCE WITH AMEX RULES.

MANAGEMENT OPTED TO FILE A PLAN TO RETURN TO A COMPLIANT SITUATION. I REQUESTED A COPY OF THE PLAN THAT MANAGEMENT FILED WITH THE AMEX. MANAGEMENT REFUSED MY REQUEST, CITING FEDERAL SECURITY LAWS. I BELIEVE THIS DENIAL WAS INCORRECT, AND IN DIRECT CONTRADICTION OF "MATERIAL FACTS" AND "BLUE SKIES" LAWS FURTHER THIS DENIAL IS ANOTHER

EXAMPLE OF THE MANAGEMENTS CONTEMPT AND UTTER DISREGARD OF THIER SHAREHOLDERS, AND ONLY SHOWS FURTHER EVIDENCE OF the obfuscatory MANNER they USE IN RUNNING the COMPANY, AND ITS BUSINESSES

AS A RESULT OF the ABOVE I WOULD LIKE A COPY OF the plan FILED WITH THE AMEX MADE AVAILABLE to SHAREHOLDERS

IN this REGARD I WISH to have THE FOLLOWING PROPOSAL INCLUDED IN the 2006 SHAREHOLDERS MEETING PROXY MATERIALS

A vote to COMPEL the COMPANY to RELEASE A COPY OF the plan FILED WITH the AMEX to SHAREHOLDERS. I believe this PROPOSAL to be LEGAL when SCRUTINIZED by FEDERAL SECURITY LAWS

RESPECTFULLY
ROBERT L. SURDAM
[signature]

KRYS BOYLE, P.C.
ATTORNEYS AT LAW
DOMINION PLAZA, SUITE 2700 SOUTH TOWER
600 SEVENTEENTH STREET
DENVER, COLORADO 80202-5427

U.S. POSTAG
1140
0353 $00.63
9869 MAILED FROM Z

Michael P. Murphy
PO Box 145
Syracuse, NY 13211

13211+0145-45 B003

Michael P. Murphy
PO Box 145
Syracuse, New York 13211

March 10, 2006

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: CET Services, Inc.
Request for Inclusion in 2006 proxy material

Ladies and Gentlemen:

I am writing once again regarding CET Services, Inc., requesting your review of the following items:

1. Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and the attachments.

2. Due to the error by Krys Boyle, P.C. (Exhibit A), their failure to timely notify me of their intent to omit the Proposal from the 2006 Proxy Materials has severely limited the time for me to correct the defect in my original proposal.

3. The Board of Directors of CET Services, Inc. has the fiduciary responsibility, bestowed by law, to amend any contracts with any executives to benefit the best interest of the Company and to conduct the business of this company in a manner that best benefits the shareholders.

4. I am therefore, submitting my amended proposal (Exhibit B) with this letter.

I would welcome the opportunity to discuss any questions you may have prior to the determination of the final position.

Sincerely,

Michael P. Murphy
Shareholder
CET Services, Inc.

Cc: CET Services, Inc.
Krys Boyle, P.C.

Enclosures

EXHIBIT "A"

RECD MAR 01 2006
M Kelly

TELEPHONE
(303) 893-2300

KRYS BOYLE, P.C.
ATTORNEYS AT LAW
SUITE 2700 SOUTH TOWER
600 SEVENTEENTH STREET
DENVER, COLORADO 80202-5427

FACSIMILE
(303) 893-2882

James P. Beck
jbeck@krysboyle.com
Direct Line (720) 889-2217

February 27, 2006

<u>**Via Express Mail**</u>

Mr. Michael P. Murphy
P.O. Box 145
Syracuse, New York 13211

Dear Mr. Murphy:

We received your letter dated February 21, 2006 addressed to Dale Bleck at CET Services, Inc. today. We submitted two letters to the SEC relating to shareholder proposals on the same day. One of the proposals was submitted by you and the other was submitted by Robert Surdam. Due to a clerical error, you were sent a copy of our letter relating to Robert Surdam. The correct letter is enclosed herewith.

I want to assure you that the error was completely on our part. It was not the fault of CET Services which had nothing to do with mailing our letter.

If you wish, you may still submit a response to the SEC. There is no deadline for such a response. However, if you do wish to respond you should send it to the SEC as soon as possible so that they may consider it along with our letter.

Please accept my apologies for our clerical error. We are sending this by Express Mail to expedite the delivery of the correct letter to you.

Sincerely,

KRYS BOYLE, P.C.

By James P. Beck
James P. Beck

JPB/vm
Enclosure
cc: CET Services, Inc.

EXHIBIT “B”

Michael P. Murphy
PO Box 145
Syracuse, New York 13211

March 10, 2006

CET Services Inc.
7032 South Revere Parkway
Englewood, Colorado 80112

To Whom It May Concern:

I would like to propose that the following motion be included in the 2006 proxy materials for the 2006 annual shareholders meeting.

SHAREHOLDER MEETING

RESOLVED: that stockholders of CET Services, Inc. urge the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring mandatory review of all executive compensation, and that until such time as the company is profitable for six (6) consecutive years, such compensation shall be limited to no more than $1,000.00 per week with the same fringe benefits that are offered to all employees. No other perks including, but not limited to, cash bonuses, autos, memberships, stock, options or any other extra remuneration shall be given executive personnel.

SUPPORTING STATEMENT

CET Services, Inc. has continuing operations and/or net losses for three out of its four most recent fiscal years. Additionally on September 20,2005, CET Services, Inc. received a written notice from the American Stock Exchange advising that the Company was not in compliance with the AMEX's listing requirements (contained in Section 1003(s) (ii) of the AMEX Company Guide) because its has a shareholders equity of less than $4,000,000.

Despite the lack of profits and AMEX's notice of non-compliance, CET Services Inc. board continues to reward leaders that have consistently failed to meet the shareholders minimum expectations.

Since so many gross corporate abuses have come to light recently shareholders are taking a closer look at executive compensation practices in an attempt to avoid rewarding bad management and poor performance.

Hoping to improve the financial transparency and accountability to shareholders, CET Services, Inc. should reform its compensation practices and policies.

For these reasons, please vote for this resolution.

Sincerely,

Michael P. Murphy
Shareholder

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 30, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CET Services, Inc.
Incoming letter dated January 26, 2006

The proposal limits the wages and fringe benefits of executive officers and eliminates perquisites and other remuneration until the company is profitable for six consecutive years.

We are unable to conclude that CET Services has met its burden of establishing that CET Services may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. Accordingly, we do not believe that CET Services may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that CET Services may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that CET Services may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that CET Services may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that CET Services may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Greg Belliston

Greg Belliston
Attorney-Adviser